Aetna Inc.

151 Farmington Avenue, Hartford, Connecticut 06156

Tel. (860) 273-0123 Fax (860) 273-8340

August 27, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Aetna Inc.
Registration Statement on
Form S-4
File No. 333-206289

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Aetna Inc. (“Aetna”) requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-206289) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on Friday, August 28, 2015, or as soon thereafter as practicable.

Aetna acknowledges that the disclosure in the Registration Statement is the responsibility of Aetna. Aetna represents to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Aetna from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Darren M. Schweiger, Davis Polk & Wardwell LLP, at (212) 450-4575 with any questions you may have concerning this request. In addition, please notify Mr. Schweiger when the request for acceleration has been granted.

Sincerely,
Aetna Inc.

By:	/s/ Judith H. Jones
Name:	Judith H. Jones
Title:	Vice President & Corporate Secretary